UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
Westmoreland Coal Company
(Exact name of registrant as specified in its charter)

Delaware	23-1128670
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2 North Cascade Avenue, 2nd Floor
Colorado Springs, CO	80903
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $2.50 par value	The NASDAQ Stock Market LLC

Depositary Shares, each representing one-quarter of a share of Series A Convertible Exchangeable Preferred Stock	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
This Form 8-A is being filed in connection with Westmoreland Coal Company’s (the “Company’s”) listing of its common stock, $2.50 par value per share and depositary shares, each representing one-quarter of a share of Series A Convertible Exchangeable Preferred Stock (the “Depositary Shares”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on the NASDAQ Global Market commencing on or about May 2, 2011. The Company is voluntarily delisting the Common Stock and Depositary Shares from the NYSE Amex effective as of the close of business on April 29, 2011.
The Company’s authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of April 28, 2011, we had 13,168,785 shares of common stock outstanding and 160,129 shares of Series A Convertible Exchangeable Preferred Stock (“Series A Preferred Stock”) outstanding. The Depositary Shares represent fractional interests in our Series A Preferred Stock.
The following is a summary of the material provisions of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), insofar as they relate to the material terms of the common stock and the Series A Preferred Stock. This summary is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, which are incorporated by reference from Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 hereto. Additionally, Delaware statute may also affect the terms of the common stock and Depositary Shares.
Common Stock
We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable.
Preferred Stock
Series A Preferred Stock
We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of April 28, 2011, there were 160,129 shares of our Series A Preferred Stock issued and outstanding, represented by 640,515 Depositary Shares.
Ranking. The Series A Preferred Stock ranks prior to our common stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of 2/3rds of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.
Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1/2% per annum per share (equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designation, dividends not so paid accumulate. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends. No interest accrues on dividend payments in arrears.

Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock (equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the last business day preceding the redemption date or exchange date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designation, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designation.
Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.
Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.
Exchange. On any dividend payment date, we may exchange the Series A Preferred Stock, in whole, for our 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (“Debentures”), at an exchange rate of $100.00 principal amount of Debentures for each share of Series A Preferred Stock (equivalent to $25.00 principal amount of Debentures for each depositary share). We may only make such exchange if there are no accumulated dividends on the depositary shares at that time.
Voting rights. In general, and subject to the Certificate of Designation, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.
Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:
•	authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

•	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the Series A Preferred Stock adversely.
Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.
Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.
Series B Junior Participating Preferred Stock
We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares are issuable under our stockholder rights plan, which is described in more detail below under “—Antitakeover Provisions.” No shares of our Series B Preferred Stock are currently issued or outstanding.
Other Series of Preferred Stock
Subject to the limitations described above and limitations existing in the indenture governing our 10.75% senior secured notes, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
Antitakeover Provisions
We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designation, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock) then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.
We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement dated as of February 7, 2003, between us and Computershare Trust Company, N.A., as rights agent, as amended. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.
Each share of common stock you purchase pursuant to this offering will have associated with it one preferred stock purchase right. Each preferred stock purchase right entitles the holder to purchase one one-hundredth of a share of our Series B Preferred Stock at an exercise price of $50.00, subject to adjustment by our board of directors in certain circumstances. Preferred stock purchase rights will only be exercisable under limited circumstances specified in the Amended and Restated Rights Agreement when there has been a distribution of the preferred stock purchase rights and such rights are no longer redeemable by us.
If any person or group becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the outstanding shares of our common stock, or 20% or more of the shares of our voting stock, or 20% or more of all of our equity securities, the “flip-in” provision of the Amended and Restated Rights Agreement will be triggered and the preferred stock purchase rights will entitle a holder, other than such acquiring person, any member of such group or any related person (as to whom such preferred stock purchase rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each preferred stock purchase right. If we are involved in a merger or other business combination transaction after a person or group becomes an acquiring person, each preferred stock purchase right will entitle its holder, other than the acquiring person, to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the preferred stock purchase right’s exercise price.
Pursuant to amendments to the rights agreement entered into in May 2007 and March 2008, Tontine will not be deemed to be an “acquiring person” for purposes of the agreement unless its beneficial ownership of our securities exceeds a percentage of our outstanding common stock that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase our securities from Tontine, including purchasers in this offering, who would be limited by the shareholder rights plan in their ability to purchase more than 19.9% of our outstanding common stock.
The preferred stock purchase rights will expire February 2013 unless such date is extended or the preferred stock purchase rights are earlier redeemed or exchanged by us. Until a preferred stock purchase right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the preferred stock purchase right, including without limitation the right to vote or to receive dividends. The provisions of the Amended and Restated Rights Agreement, including the exercise price of the preferred stock purchase rights, may be amended by our board of directors, subject to the limitations contained in that agreement.
The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the preferred stock purchase rights may deter certain acquirers from making takeover proposals or tender offers. However, the preferred stock purchase rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.

Item 2. Exhibits

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed July 28, 2004, File No. 333-117709)

3.2	Certificate of Correction to the Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed October 21, 2004, File No. 1-11155.)

3.3	Certificate of Amendment to the Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed September 7, 2007, File No. 1-11155.)

3.4	Certificate of Amendment to the Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed September 7, 2007, File No. 1-11155.)

3.5	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed April 11, 2008, File No. 1-11155.)

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Westmoreland Coal Company (Registrant)
By:	/s/ Jennifer S. Grafton
Jennifer S. Grafton
General Counsel and Secretary
Dated: April 29, 2011

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed July 28, 2004, File No. 333-117709.)

3.2	Certificate of Correction to the Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed October 21, 2004, File No. 1-11155.)

3.3	Certificate of Amendment to the Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed September 7, 2007, File No. 1-11155.)

3.4	Certificate of Amendment to the Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed September 7, 2007, File No. 1-11155.)

3.5	Amended and Restated Bylaws. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed April 11, 2008, File No. 1-11155.)